UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Elastic N.V.

(Name of Issuer)

Ordinary Shares, €0.01 par value per share

(Title of Class of Securities)

N14506 104

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. N14506 104

1.	Name of Reporting Person. Shay Banon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Israel

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 9,840,716
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,840,716
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,840,716 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 13.6% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 8,441,691 ordinary shares held by the Reporting Person and (ii) 1,399,025 ordinary shares subject to options exercisable within 60 days of December 31, 2018.
(2)

Based on 70,973,965 shares of the Issuer’s ordinary shares outstanding as of November 30, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2018, filed with the Securities and Exchange Commission on December 12, 2018.

Item 1.

(a)	Name of Issuer:

Elastic N.V.

(b)	Address of Issuer’s Principal Executive Offices:

800 West El Camino Real, Suite 350

Mountain View, California 94040

Item 2.

(a)	Name of Person Filing:

Shay Banon

(b)	Address of Principal Business Office or, if none, Residence:

c/o Elastic N.V.

800 West El Camino Real, Suite 350

Mountain View, California 94040

(c)	Citizenship:

State of Israel

(d)	Title of Class of Securities:

Ordinary Shares, €0.01 par value per share

(e)	CUSIP Number: N14506 104

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Reference is hereby made to the responses to items 5-9 and 11 of page 2 of this Schedule 13G, which responses are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

/s/ Shay Banon
Shay Banon